Exhibit 99.2

APPENDIX 4E - PRELIMINARY FINAL REPORT

1. Company details

Name of entity:	Kazia Therapeutics Limited

ABN:	37 063 259 754

Reporting period:	For the year ended 30 June 2023

Previous period:	For the year ended 30 June 2022

2. Results for announcement to the market

		2022
	2023	restated	Change	Change
	$	$	$	%
Loss from ordinary activities after tax attributable to the owners of Kazia Therapeutics Limited	(20,465,180)	(25,014,055)	4,548,875	(18%)
Loss for the year attributable to the owners of Kazia Therapeutics Limited	(20,465,180)	(25,014,055)	4,548,875	(18%)

3. Net tangible assets

	Reporting	Previous
	period	period
	Cents	Cents
Net tangible assets per ordinary security	(2.29)	(0.62)

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Kazia Therapeutics (Hong Kong) Limited - Deregistered and dissolved on 10 March 2023.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

Kazia Theraputics Limited Appendix 4E 2023	i

APPENDIX 4E - PRELIMINARY FINAL REPORT

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements have been audited and an unqualified opinion with an emphasis of matter around going concern has been issued.

11. Attachments

Details of attachments (if any):

The Directors’ report and financial statements of Kazia Therapeutics Limited for the year ended 30 June 2023 is attached.

12. Signed

Dr John Friend

Interim Chairman, Managing

Director, Chief Executive Officer

Date: 31 August 2023

Kazia Theraputics Limited Appendix 4E 2023	ii